

SECURITIES AND EXCHANGE COMMISSION

07004902

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SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 01 2007
BRANCH OF REGISTRATIONS AND EXAMINATIONS
02

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 –_66721__

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2006 (MM/DD/YY) AND ENDING DECEMBER 31, 2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

CRONUS PARTNERS LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

PROCESSED
APR 09 2007
THOMSON FINANCIAL

101 MERRITT 7
(No. And Street)

NORWALK (City) CT (State) 06851 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JEFFREY RUBIN (203) 642-0200
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report *

FULVIO & ASSOCIATES, LLP ATTN: JOHN FULVIO, CPA
(Name - *if individual state last, first, middle name*)

60 EAST 42ND STREET (Address) NEW YORK (City) NY (State) 10165 (Zip Code)



CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of it possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, JEFFREY RUBIN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CRONUS PARTNERS, LLC., as of DECEMBER 31, 2006, are true and correct. I further swear (or affirm) that neither the company Nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____



Signature

Managing Director

Title



Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Cash Flows.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors
- ☑ (g) Computation of Net Capital
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
- ☑ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation or Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
- ☑ (l) An oath or affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed sin the date of previous audit.
- ☑ (o) Supplemental independent Auditors Report on Internal Accounting Control.

**For conditions of confidential treatment of certain portions of this filing see section 240.17a-5(e)(3).*

CRONUS PARTNERS, LLC

A WHOLLY OWNED SUBSIDIARY OF

SASCO HILL PARTNERS, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2006

FULVIO & ASSOCIATES, L.L.P.

Certified Public Accountants

JOHN FULVIO, CPA
SUSAN E. VAN VELSON, CPA
CHRISTIAN TIRIOLO, CPA
KENNETH S. WERNER, CPA

60 East 42nd Street
New York, New York 10165
TEL: 212-490-3113
FAX: 212-986-3679
www.fulviollp.com

INDEPENDENT AUDITOR'S REPORT

To the Member of
Cronus Partners, LLC, a wholly owned subsidiary of
Sasco Hill Partners, LLC:

We have audited the accompanying statement of financial condition of Cronus Partners, LLC, a wholly owned subsidiary of Sasco Hill Partners, LLC (the "Company") as of December 31, 2006. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Cronus Partners, LLC, a wholly owned subsidiary of Sasco Hill Partners, LLC as of December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

Fulvio + Associates, L.L.P.

New York, New York
February 26, 2007

CRONUS PARTNERS, LLC
A WHOLLY OWNED SUBSIDIARY OF SASCO HILL PARTNERS, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2006

ASSETS

Cash and cash equivalents	$ 310,859
Investments in non-marketable securities, at fair value	192,968
Accounts and client expenses receivable	5,522
Other receivables	14,342
Fixed assets (net of accumulated depreciation of $46,147)	61,415
Other assets	32,433
TOTAL ASSETS	$ 617,539

LIABILITIES AND MEMBER'S EQUITY

Liabilities:	
Accounts payable and accrued expenses	$ 52,639
Discretionary liabilities	230,000
Deferred rent	8,568
Obligations under capital lease	23,038
TOTAL LIABILITIES	314,245
Member's equity	303,294
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 617,539

The accompanying notes are an integral part of this financial statement.

CRONUS PARTNERS, LLC
A WHOLLY OWNED SUBSIDIARY OF SASCO HILL PARTNERS, LLC
NOTES TO FINANCIAL STATEMENT
FOR THE YEAR ENDED DECEMBER 31, 2006

NOTE 1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cronus Partners, LLC (the "Company") was organized in the State of Delaware in June 2004. The Company is registered as a broker-dealer with the Securities and Exchange Commission (the "SEC") and is a member of the National Association of Securities Dealers, Inc. (the "NASD") and the Securities Investor Protection Corporation ("SIPC"). The Company began operations as a registered broker-dealer on April 22, 2005. The Company is wholly owned by Sasco Hill Partners, LLC. (the "Parent").

The Company engages in advising and facilitating merger and acquisition transactions including private placements, recapitalizations, and other strategic maneuvers.

Fixed assets are carried at cost and depreciated on a straight-line basis over their estimated useful lives.

Management uses estimates and assumptions in preparing financial statements in accordance with accounting principles general accepted in the United States of America. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities and related revenue and expenses. Actual results could vary from the estimates that were assumed in preparing the financial statements.

The Company records advisory and related services on an accrual basis.

The Company considers cash on deposit and money market accounts to be cash and cash equivalents. At times, cash balances held at financial institutions may be in excess of those insured by FDIC.

The Company uses the allowance method to account for uncollectible advisory fees and client expenses receivable. These accounts are presented net of the allowance on the statement of financial condition.

NOTE 2. DEFERRED RENT

Included on the statement of financial position is the unamortized portion of the free rent the Company received in connection with its operating lease for its office space. This liability is amortized each month on a straight-line basis over the lease period and recorded as a reduction in rent expense. The following figures represent the effect of the amortization on rent over the remaining lease period:

Year ending December 31,	Rent expense reduced by:
2007	$ 3,216
2008	3,216
2009	2,136
Total	$ 8,568

NOTE 3. NET CAPITAL REQUIREMENTS

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule 15c3-1 of the SEC which requires the maintenance of minimum net capital, as defined and that aggregate indebtedness, as defined, does not exceed fifteen times net capital. At December 31, 2006, the Company had net capital of $226,614 that exceeded their requirements by $221,614.

NOTE 4. INCOME TAXES

Since the Company is considered a "disregarded entity" for income tax purposes, no provision for income taxes is made at the Company's subsidiary level.

NOTE 5. COMMITMENTS

The Company, through its relationship with the Parent, has a five (5) year non-cancelable operating lease for its office space. The lease is due to expire July 2009. The following is a schedule of future minimum rental payments under the terms of the lease:

Year ending December 31,	Amount
2007	$ 64,035
2008	70,834
2009	43,631
Total	$ 178,500

NOTE 6. 401(k) PROFIT SHARING PLAN

The Company maintains a 401(k) profit sharing plan providing for Company and employee contributions. Employees are eligible to make elective deferrals upon reaching age 21 and completing one (1) year of service. The employee's contribution is limited to the maximum employee deductible contribution for a defined contribution plan. This plan also allows catch-up contributions, participant loans, hardship distributions, matching contributions by the Company and rollovers from existing qualified retirement plans- all of which are subject to limitations, eligibility and other conditions. Matching contributions are solely made at the discretion of the Company. Included in the financial statement is an accrual of $230,000 to estimate the contribution amount based on 2006 earnings.

NOTE 7. RULE 15C3-3

The Company is exempt from the provisions of Rule 15c3-3 under paragraph (k)(2)(i).

NOTE 8. INVESTMENTS IN NON-MARKETABLE SECURITIES

In connection with its merger and acquisition operations, the Company received securities as compensation for its services rendered. The details of the securities are as follows as of December 31, 2006:

Investment	Fair value
61,406 shares, Alanco Technologies, Inc.- Restricted	$ 85,968
Note receivable from Alanco Technologies Inc., non-interest bearing, receivable on demand	107,000
Total	$ 192,968

In January 2007, the restriction on the resale of the 61,406 shares of Alanco Technologies, Inc. was removed enabling the Company to sell them in the open market. In January 2007, the Company received proceeds of $104,985.47 from the sale of the shares.

In January 2007, the Company received 56,854 restricted shares of Alanco Technologies, Inc. in place of the note receivable

END